UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent confirms Ben Verwaayen to step down from his CEO position

Paris, February 7, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that CEO, Ben Verwaayen, has decided not to seek re-election as a director at this year’s Annual General Meeting, and will step down as CEO once a successful transition has been executed.

Philippe Camus, Chairman of the Alcatel-Lucent Board, said “After due reflection, the Board has accepted Ben’s decision to step down as CEO.”

“Over the last few years, Ben has set a new direction, created one company out of two, and has recently seen through the completion of the stabilisation of the company’s balance sheet, enabling us to move forward with confidence.”

He added, “the Board wishes to record its thanks to Ben, and will take full advantage of him remaining in the role as CEO whilst the Board runs a full and independent process to find a successor, looking at both internal and external candidates.”.

A search committee, chaired by Daniel Bernard and comprising Philippe Camus, Louis R. Hughes, Jean C. Monty and Jean-Cyril Spinetta, will monitor the process.

Ben Verwaayen said, “Alcatel-Lucent has been an enormous part of my life. It was therefore a difficult decision to not seek a further term, but it was clear to me that now is an appropriate moment for the Board to seek fresh leadership to take the company forward.”

“I have therefore informed the Board that I will not seek re-election at the Annual General Meeting, and I will work with them openly and fully as they complete a succession process.”

He added “The combination of our recent refinancing and the implementation of our restructuring plan will put the company on a secure footing for the successor the Board will seek to appoint.”

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris..

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : + 33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : + 33 (0)1 40 76 49 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer